FIRST AMENDMENT TO

ADMINISTRATION AGREEMENT

This FIRST AMENDMENT, is made as of the 26th day of December, 2008, to the Administration Agreement dated October 1, 2007 (“Agreement”), between State Street Bank and Trust Company, a Massachusetts trust company (the “Administrator”), and Nomura Partners Funds, Inc., formerly known as The Japan Fund, Inc. (the “Company”) on behalf of each of its series, listed on Schedule A attached hereto. In accordance with Section 12(f) of the Agreement, the parties desire to amend the Agreement as set forth herein, effective as of the Effective Date (defined below).

WHEREAS, on or before the Effective Date, the Company intends to offer interests in multiple series (“New Investment Funds”) with multiple classes of shares, as set forth on the revised Schedule A attached hereto, and each such New Investment Fund wishes to participate in the Agreement, together with The Japan Fund;

NOW THEREFORE, in consideration of the premises and mutual covenants herein contained, the parties agree that the Agreement shall be amended as of the Effective Date as follows:

1. Name change. In each instance in the Agreement wherein the name “The Japan Fund, Inc.” appears, such reference shall be deemed to be, and the defined term “Company” as used in the Agreement shall be deemed to refer to, “Nomura Partners Funds, Inc.”

2. Schedule A. Schedule A to the Agreement is deleted and replaced in its entirety and superseded by the revised Schedule A attached hereto.

3. Term. Section 12(a) of the Agreement is deleted and replaced in its entirety by the following:

12. (a) This Agreement shall remain in full force and effect for an initial term of five (5) years from the date the New Investment Funds are operational, having been seeded and their registration with the Securities and Exchange Commission declared effective or on such other date as the Administrator and the Company shall mutually agree in their discretion, (the “Effective Date”), and shall automatically continue in full force and effect after such initial term unless either party terminates this Agreement by written notice to the other party at least sixty (60) days prior to the expiration of the initial term.

4. Fees. The parties acknowledge that they have agreed to a revised separate fee schedule to be effective as of the Effective Date as permitted by Section 6 of the Agreement.

5. Several Liability. Each series of the Company listed on Schedule A is severally, and not jointly, liable for its share of fees, expenses and liabilities of the Company under the Agreement. The terms of the Agreement, as amended from time to time, shall not be interpreted to make any one series of the Company responsible for the share of fees, expenses or liabilities of any other series of the Company.

6. Counterparts. This amendment may be executed by the parties hereto on any number of counterparts, and all of said counterparts taken together shall be deemed to constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have caused this amendment to Administration Agreement to be executed in their names and on their behalf by and through their duly authorized officers, as of the day and year first above written.

Nomura Partners Funds, Inc., on behalf of each of its series severally and not jointly			State Street Bank and Trust Company

By:	/s/ William L. Givens		By:	/s/ Gary L. French
	Name:	William L. Givens		Name:	Gary L. French
	Title:	Chief Executive Officer		Title:	Senior Vice President

SCHEDULE A

Listing of Investment Funds

1.	The Japan Fund (S, A, C, I classes)

2.	Asia Pacific ex Japan Fund (A, C, I classes)

3.	India Fund (A, C, I classes)

4.	Greater China Fund (A, C, I classes)

5.	Global Equity Income Fund (A, C, I classes)

6.	Global Emerging Markets Fund (A, C, I classes)

7.	Global Alpha Equity Fund (A, C, I classes)

8.	International 130/30 Equity Fund (A, C, I classes)

9.	International Equity Fund (A, C, I classes)

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